Exhibit (a)(2)(LL)

Transcript
NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

NOVAGOLD RESOURCES INC.
CORPORATE UPDATE
11/08/2006
4:00 PM EST

 PARTICIPANTS

Rick Van Nieuwenhuyse, President and Chief Executive Officer
Donald MacDonald, Senior Vice President & Chief Financial Officer
Pete Harris, Senior Vice President & Chief Operating Officer
Joe Piekenbrock, Vice President, Exploration
Greg Johnson, Vice President, Corporate Communications & Strategic Development
Doug Brown, Vice President, Business Development
Elaine Sanders, Vice President, Finance
Rhylin Bailie, Manager, Corporate & Investor Relations

Operator:

Greetings, ladies and gentlemen, and welcome to the NovaGold conference call for November 8, 2006. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press *0 on your telephone key pad. As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Rick Van Nieuwenhuyse. Thank you, Mr. Nieuwenhuyse, you may begin.

Rick Van Nieuwenhuyse, President and Chief Executive Officer

Thank you, Patrick. We’re pleased today to meet with our shareholders and update them on our progress and our plans for the next six to twelve months, that will really be the focus of the call. I have here with me in the office the team. I would like to introduce them. Our CFO, Don MacDonald, our Chief Operating Officer, Peter Harris. You will be hearing from them individually a little bit later. Also here in the office is Joe Piekenbrock our VP Exploration, Doug Brown our VP Business Development, Elaine Sanders our Vice President of Finance, along with Greg Johnson and Rhylin Bailie from our Corporate Communications group.

I just wanted to let you know that we will have time at the end of the call here to host questions. If we run out of time and we don’t have time for all the questions, we would

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

welcome people to call in to the office and we will certainly be around here to answer any questions or to answer any questions more fully if we didn’t get complete answers in the call here.

First I would like to thank our shareholders for their continued support. I think many know in this process through the Barrick takeover bid that we did not have a white knight, as it is referred to, show up. However, we tell people that we actually had a whole army and that has been very supportive and we really appreciate that. We appreciate that continued support and you have our undertaking to continue to add value to NovaGold as we have done, we enjoy doing. We have a high quality portfolio for our North American assets that we are going to be talking about here in short order.

For those of you who are following along with the slides, we have a PowerPoint presentation. We will advance the slides so you can just sit back and relax. Of course we have to start off with the traditional forward-looking statements slide as I will be making forward-looking statements.

The first slide is Reject the Bid. I think our shareholders have spoken loudly and clearly to Barrick. I think that the reason being is clearly we have performed well over the last seven years returning 70% on annual basis to our shareholders and they appreciate that. We are just getting to the fun part. We will start production in six months at our Nome operations. We plan to start construction at the Galore Creek with receipt of the permits second quarter of next year. We anticipate significant resource expansions at Donlin, Galore, Nome and Ambler. We have been good explorers. We don’t plan to do anything different in the future. There will be significant conversion of resources at Donlin especially with the 80,000 meter program that Barrick is undertaking right now but also at Galore, Nome, and the other projects.

We expect to retain our 70% of Donlin and we will talk a bit about the litigation there. We have an experienced project team in place and I want Peter to go into some detail on that. I want Don to address the financing of our projects especially as it pertains to Galore, which is in the most immediate need for financing.

These are huge projects and we have built an excellent team here that we are really proud of and I think have delivered value to our shareholders in the past. We have made the ground preparations to build on that team for the future. We have over 46 people dedicated now to project development at Rock Creek and Galore and this is an experienced team with 20 - 30 years of experience each. These guys know how to build mines and I will ask Peter to speak on this specifically. The construction at Rock Creek is underway and I am pleased to say that we are ahead of schedule. We have had some good weather up there and we are under budget.

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

Final preparations are now being made by the Galore Creek construction team to basically take that feasibility study and implement that into a construction plan and budget with construction expected to start in Q2 of 07 with the receipt of permit. We have had detailed discussion ongoing with financial partners for the development of Galore Creek and I will ask Don to speak of that in a few minutes. Our objective there is to get this project financed with a minimum of dilution to our shareholders and therefore, to maximize the value and return to our shareholders.

I would like to point out that we have no significant financial needs for Donlin Creek until the project starts construction which is now slated at probably the earliest, about 2010. In our world, that is expected to be after construction of Galore Creek is completed. Then, obviously, Galore Creek will be generating cash flow that could be then used to build Donlin. When Barrick talks about the difficulties of raising the money for that, I think that is a bit out of context and, again, Don will speak to that in a few minutes.

Our track record is our track record. We have returned 70% for our shareholders on an annual basis for 7 years. This isn’t a one year fluke and as I mentioned earlier, we are just getting to the fun part of the curve because this part of the curve has really been generated by growing our resource base and as I mentioned earlier, we plan to continue to do that. We have world-class assets. They are at their early stages of exploration and we’ll continue to explore. I know Joe’s got more good news on the exploration front to share with us later on this year as the results continue to come in.

We have grown this resource base. We are close to 42 million ounces of gold now and almost 14 billion pounds of copper. To put that into perspective, that’s a larger resource base than Glamis Gold. I should point out, it’s not just resources anymore, it’s resources and reserves-having completed the feasibility study at Galore Creek-we can speak about reserves there.

A larger reserve base than Glamis and that is the Company that was just acquired for $7.5 billion, U.S. Even after taking out the capital requirements for our projects, you can see that there is a huge gap here between the value of these assets and what Barrick has on the table.

As I mentioned, our objective here for the next six to twelve months is to get Rock Creek up and running. You can see the level of production that we anticipate for 2007 and building that over the next couple of years to 120 to 130,000 ounces of gold and then getting Galore Creek and Donlin Creek on line in subsequent years. You can see the level of gold production that this Company has the ability to produce as well as the level of copper production and these are from long lived mines. Again, I will ask Peter in a few minutes

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

here to talk about how we are going to do this and the team that he has built to construct and operate these mines.

These are quality assets. They are in North America, clearly. With the copper and silver credits, the cost of producing an ounce of gold will probably be near zero using long-term prices and probably negative cash costs of production at anything higher than long-term metal prices.

Moving now to our major milestones. In the next six to twelve months, we are just going to start putting checks next to each one of these things. We’ve already gotten a few of these things done as we said we would with the Galore feasibility study with our first reserves. We will have a Galore resource update later this quarter. We expect to get information from Barrick on the 80,000 meters of infill drilling there. That will update the resource, converting a significant amount of the inferred resource to infill measured and indicated categories. Our expectation and the expectation of the joint venture going into the 80,000 meter program that it would convert in the neighborhood of 20 to 22 million ounces of gold into M & I from the current 14.

We are currently, as I mentioned, working on discussions with financing partners for Galore Creek and we think those discussions are advancing quite rapidly. The Galore environmental assessment process, we expect to be completed in Q2 and the start of constructions to follow immediately and roughly the same time, probably in the latter part of May, we expect to have our first gold pour at Rock Creek. With regards to Donlin Creek, the prefeasibility study you see up there, we are expecting it to be done by Q1, that is what Barrick told us. In Q3-Q4 of course they have to complete a feasibility study. It will probably be a feasibility study but it will not be bankable and that is why they won’t earn their interest. We will continue our litigation with Barrick in court. It continues to date despite their assertions to the contrary. Barrick has indicated that they will also initiate the EIS draft environmental impact statement should be submitted in September. Of course, November 13, 2007 looms as an absolute deadline for Barrick. At that point, we would expect to retake over management of Donlin Creek project. That is all in the next six to twelve months.

This slide, I think, shows quite well what NovaGold shareholders will be giving up to sell out to Barrick and why they have been so reluctant to sell out to Barrick at the low offers that they put on the table. You can see the current Barrick offer is at $16.00, values Nova Gold’s total ounces at about $37 per ounce if you just consider the gold. If you convert the copper into gold, it is about $19 an ounce. You can see also by for the slide these are average evaluations per ounce or enterprise value per ounce for the various stages of a Company. Next year, within six to twelve months, Rock Creek will be in production, Galore has a feasibility and will be under construction and Donlin will have a feasibility study. You can see the space there between

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

the feasibility and production. That is what where we expect we can get NovaGold rerated as a junior producing Company within the next twelve months. You can see, obviously, the gap there between the current Barrick offers.

I want to talk to you briefly here about what we are doing on the specific projects to add value again in the next six to twelve months. We have received the permits at Rock Creek, we are under construction, we are actually ahead of schedule and under budget. We expect to start production, our first gold pour in May next year. We are going to have probably a two to three month ramp-up periods and then be producing at a rate of about 100,000 ounces of gold per year.

A new mine plans will be redone at $500 gold. We expect that to expand the resource. We have an active exploration program ongoing in the district and again I know Joe won’t be satisfied with the current resource base there and we will continue to add to it.

On Galore Creek, the feasibility study as I mentioned is done. We are well through a significant part of the permitting process having gone through the public review part of the process, public comment period. We have reviewed the public comment periods and we have responded to them. We don’t see any show-stoppers in there, no NGO has stood up and come against the project. In fact, we had some support letters from NGO’s about the approach that we took working with the Tahltan and the approach we took in choosing the northern route that was less impactful to the Stikine river shed.

We are working on a financing plan now. We expect to be fully permitted in April or May of next year and have a partner selected for the financing and start construction. We also continue to plan to explore there. Again, this is a relatively young district in terms of exploration and we have had a tremendous amount of success that we expect to continue to expand on those resources.

This next slide really shows why Barrick is desperate for Galore Creek and comparing it to Barrick’s Zaldavar mine which I think produced some 38% of their free cash flow in the second quarter of this year. I am not sure what it did this quarter. I am sure it was pretty significant. You can see the comparables there, expected production out of Galore Creek is larger than Zaldavar plus it has 400,000 ounces of gold. It has a larger proven probable reserve base, very low cash cost, whether you are comparing copper to copper or copper equivalent to copper including the gold and silver as a byproduct credit. This is a high-quality asset. The pretax operating cash flow for Barrick on Zalvadar was about 830 million. You can see how that compares with almost 1.3 billion for Galore. Using a multiple that would be standard for the base metal industry, a five times cash flow evaluation, you can see that you arrive at a value, once this thing is operating, at about $6.5 billion. Again, we realize there is capital put in there. We realize there is construction risk. We think we have put the team

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

together to be able to address both the financial aspects and the construction aspects of this project.

Moving on to Donlin Creek, of course, we released our SRK independent assessment here a few months ago. We did that because Barrick and Placer Dome hadn’t updated the project since we last updated the project back in 2003. So we felt it was necessary to inform our shareholders of what the value of Donlin Creek was now that the gold price has moved significantly beyond $350 an ounce. Obviously today it is above $600 an ounce. The 80,000 meter drill program that Barrick is doing is about wrapped up but the litigation has not. We will pursue with litigation all the way to the end. I think we have a 20-day hiatus period here while Barrick gets to respond to our amended complaints and then it is back off to the races there. Barrick really has to perform on Donlin. They have said that they are going to complete a prefeasibility study in Q1, start permitting, submit the draft environmental impact statement in Q3, and of course we all know the November 13 deadline and they expect to deliver a feasibility study by that timeline. That, again, won’t be a bankable feasibility study and won’t meet all the terms of the contract but it will, however, give us reserves. That feasibility study will meet the terms of a standard feasibility study, we are sure, it just won’t be bankable.

Comparing Donlin Creek and Gold strike, I love this comparison because it is reality. This is one of the world’s largest undeveloped gold deposits and Gold strike is and was a wonderful mine. It has been a tremendous asset for Barrick and it has obviously helped Barrick build their Company into what it is today. Donlin Creek is going to do the same for NovaGold shareholders. It is no wonder why Barrick would like to take that away from us because Gold strike is on its waning years. You can see this in the fact that the last quarter cash costs were about $100 less than they are this quarter. That is because they are running from their stock piles now. On Barrick’s third quarter call, they mentioned that production would be down next year at Gold strike and costs would be up. Well it is no surprise to us. Donlin Creek, on comparison, produces more ounces, has much lower life of mine cash costs, and certainly the current cash costs at Gold strike, along with the total cash costs and of course it is a brand new mine so it has a huge resource base and next year it will have a reserve base. We estimated probably somewhere between 25 and 30 million ounces. That will make for more than a 22-year mine life. Of course, we will really just be beginning the exploration there. We have only explored a 2 kilometer section of a 10-km long system. Again, no surprises there.

Just as another sort of statistic, a typical mid-tier producing company in the gold sector would usually get a 2X multiples to NAV and the resulting - from the cash flow that would be generated out of this project - it would generate about $4.5 billion of cash flow. A two times NAV multiple would give you a value of about $9.6 billion. Again, realize that there is financing risk and construction risk but these are huge, huge numbers, particularly in comparison with what Barrick has got on the table.

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

We haven’t talked a whole lot about Ambler. I won’t talk too much about it today is a project. It is a very high-quality copper/zinc project and as the zinc price is at $2.00/pound you have to sit up and take notice. In fact, we have had a number of people call us and ask us about because of that. It is no slouch in gold either. There are over the 3 billion pounds of copper, 4 billion pounds of zinc, 64 million ounces of silver, and almost a million ounces of gold. We will have completed, early next year, a 43-101 report on that for 43-101 compliant resources and a scoping level study to look at how we are going to get this thing built. This is a super high quality project and it is just another one that is in the pipeline of NovaGold.

I am going to now ask Peter Harris, our Chief Operating Officer, to spend some time talking about our construction and operating team. We really want to address this noise that Barrick has been making about us not being able to construct these mines - they are big mines and they can only be constructed by big companies. Peter, can you enlighten us on that?

Pete Harris, SVP & Chief Operating Officer

Thanks, Rick. Good afternoon, ladies and gentlemen. I have been with NovaGold for about a year now and during this short time much has happened. In fact, it truly has been a fascinating period of time. Most importantly, however, we have continued to attract, retain, and develop our mine-operating project development and construction expertise for both our Alaskan and British Columbian projects during a time of extraordinarily tight labor supply in the mining industry. Despite the current environment of high-demand for talented people, in the over the 35 years that I have been in this industry, I believe we have attracted some of the most experienced mine builders and operators I have ever worked with. All of us have joined NovaGold looking forward to the challenge of developing world class assets. Working with management and employees, whom many of us have known and enjoyed working with before at other projects around the world.

This common work experience allows the team to rapidly build and implement processes and systems that we have all been used to. We know what works well and minimize upfront systems development time. Together our Alaskan and BC teams include more than 40 people with greater than 25 years of construction, project development, and operations management experience each in projects and mines around the world where their track record of success has been clearly evident.

I have worked with many on this team before and those people have recommended others to join us. As you can see on the slide, these people come from many mines around the world. Even since this slide was produced, we have attracted additional skills from other engineering and construction fields including the forest industry, power generation, power

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

transmission, and mining. I have absolutely no doubt that together with our consultants, contractors, and suppliers, we will develop these projects on time and on budget to specifications as laid out in our plans and approved by our board. It is interesting to me that so many people have joined our team despite the Barrick clouds our team has to put up with everyday. Many now on our team were only interested in joining us as long as we continue to pursue value adding alternatives to what is clearly a stink bid by Barrick. Despite the distractions of the bid our teams are endeavoring to ensure, it is business as usual. Although this means a lot more effort than just focusing completely on rapidly moving our projects forward.

I just want to stress, from what Rick said just a few minutes ago, that our team has worked together in this business and on various projects - for myself, with many members of this team, over 20 years. We know each other, we know our strengths and weaknesses, we have worked on the same construction project development systems before. They are very good systems. They have built very many mines around the world. This is not a new team. It is a highly experienced team. It will deliver and can deliver. I think we will make that very clear in the very near future as we move forward in our Alaskan project. We are on schedule. We are on budget. We expect gold to be producing from that mine the middle of next year. So, Mr. MacDonald, Don MacDonald over to you.

Donald MacDonald, SVP & Chief Financial Officer

Thanks, Peter. That was a great emphasis there on the team structure at NovaGold which has been a strength throughout this whole period of time with Barrick. We have stayed together as a team and I think we have really blossomed as a team and we really realized that the combination of strengths within the group all work together so well to enable the Company to lead ourselves into the next four or five years of development on our project. In addition, obviously, to the team of construction people, comes the financing for the projects. As of our last quarter, we had approximately $200 million of cash and marketable securities on hand. So we had a significant treasury to work from.

I am going to concentrate here on slide number 16 which shows you our strategy for financing the developments of the Galore Creek and Donlin Creek projects.

With Galore Creek, we have been working with Rothschild’s now for about a year, primarily on a joint venture but also on the financing backing that joint venture. One thing we knew right from the beginning is that historically, most non-government owned, large copper or copper/gold projects in the last 20 years have been developed through joint ventures. In fact, Barrick’s Zaldivar copper project was initially developed as a joint venture - its new eko Diq copper/gold project in Pakistan is also a joint venture. It’s very much the nature of the business and has been the nature of the business here for the last 20 years. With Rothschild, we have been talking to a number of people on the Galore Creek. Obviously

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

Galore Creek has elicited significant interests from potential joint venture partners, most of whom have been awaiting the completion of our feasibility study which was just released two weeks ago. Now the financing in front of you shows that based on the feasibility study - and all these amounts are in U.S. dollars - for Galore Creek, we have a total capital of about $1.8 billion and if you add interest during construction and other financing costs, the total financing costs would be about $2 billion. Rothschild modelling has indicated that the bank financing would be about $1.05 billion, which leaves $950 million in equity contributions. Assuming that we have a 40% joint venture partner, NovaGold’s equity contribution would be 60% of that or $570 million. Now, I am not allowed to state a purchase price for these transactions, the lawyers won’t let me do that, but assuming the 40% interest in Galore Creek was purchased for about a quarter of a billion dollars, $250 million, then NovaGold’s net equity contribution would be $570 million less that $250 million, or about $320 million over the four year construction period or equivalent to $80 million per year during that construction time.

To finance that, we have many possibilities, but as you know, earlier this year we completed $175 million equity financing when our market capital was less than $900 million, so obviously a financing of $320 million is well in our hands since our market capital is almost double that amount now. In terms of the financing for that expenditure, this is the only expenditure - the capital for Galore Creek is the only major financing needs for the Company over the next three years - since the Rock Creek’s construction is fully financed and cash flow from that operation should cover all costs on all of our existing projects over that time.

Now I come to Donlin Creek. The second chart shows the potential financing for Donlin Creek, and I would like to point out that SRK’s current development schedule - on that schedule - the three-year construction program is not anticipated to start until the year 2010. Assuming the total financing costs of Donlin Creek were $2.2 billion, that is including interest during construction, it is reasonable to assume that 65 to 70% of that would be debt-financed. That would amount to $1.5 billion which leaves $700 million for the equity contributions for 100% of the project. If NovaGold’s equity is 30%, as Barrick contests, that three-year equity contribution would be $210 million or if it was 70%, the cost would be $490 million. Both amounts are easily covered by the surplus cash flow expected from the Galore Creek project during that period of time. So essentially, it looks like it, based on what we have in terms of current prices, that Donlin Creek is well within our grasp financially and may well be financed out of surplus cash flow from the Galore Creek project which will be operational at the early stages of construction at Donlin Creek. So overall, contrary to what Barrick has been saying in the market, we feel that these projects are well within our grasp. The joint venturing of Galore Creek is a key factor and we are well advanced with those discussions and Donlin Creek will not be needing funding until the very late stages of construction of Galore Creek and may well be financed out of cash flow from Galore Creek in those first few years of operation.

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

I would like to pass it back to Rick.

Rick Van Nieuwenhuyse, President and Chief Executive Officer

Thank you Don and Peter. Just a quick wrap-up here. Barrick’s offer is taking away all the upsides from NovaGold’s shareholders. I think they understand that. We have a great gold and copper market and silver market. We have a consistent track record of adding shareholder value. We don’t plan to change that. We put the team - we have anticipated our needs and we built the team for construction and operations.  We already have a team for exploration so we really are a one-stop-shop for mining investment and we are in North America so we are in a low-risk geo-political situation. I just want to reemphasize within the next six to twelve months, production at Rock Creek, start our construction at Galore Creek, and the feasibility study delivered on Donlin Creek and obviously the litigation there will continue. I would like now to pass the podium back to Patrick and open it up for questions. I think Greg is signaling that we have about two or three questions left.

Operator:

Thank you, sir. Ladies and gentlemen, we will now be conducting our question-and-answer session. If you would like to ask a question, please press *1 on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press *2 if you would like to remove your question from the queue. For participants using speaker equipment, it may necessary to pick up your handset before pressing the * key. One moment please while poll for questions. Thank you for your patience.

Our first question is from Mike Niehuser from Beacon Rock Research. Please go ahead.

<Q>:  Hi, Rick. Great call. Can you elaborate a little bit on the status of the 80,000 meters that have been drilled so far at Donlin and when do you think we are going to be able to get to hear what the status is?

<A>:  We receive weekly reports that tell how many holes have been drilled and show us some of the general commentary on the drilling. We have yet to receive information I think past July - was the last information that I had seen on it in terms of 3D information XYZ and assaying information that one could use in constructing the model. I know Don and Joe and our IT team have been bugging Barrick to give us more information and Barrick has been summarily dragging its feet. According to the joint venture meeting we had in May, we expected to have the results of the program wrapped up by now and results firmed up for the entire program and a resource put together by January or February. So, we haven’t

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

heard from our joint venture partner anything different so I can’t really report anything different than what Barrick has indicated that they will give us.

<Q>:  Do you know if the market is going to be able to learn about anymore of the details of drilling that has been done outside the pit, stepped out, possibly the new discovery.

<A>: We know that Barrick, in fact the day of the announcement or a few days before they informed the project exploration team up there to not do anymore exploration drilling and only to do geo tech drilling and infill drilling - drilling between other holes no more expansion drilling. Clearly that hole 1144 was a great hole. I think it was 194 meters of 3.6 grams, I don’t know why I remember that number so well, it does foretell well for the expanded potential of that target. Joe, do you want to make a few comments?

<A>: Joe Piekenbrock Yes, I will just add a few things. We have received some new assays and we are putting together what has been furnished to us and we will be releasing that relatively shortly here. One of the real points is that the Barrick program is quite behind in actually submitting assays and completing logging of the core. A few weeks ago they reported that they were almost 20,000 meters behind in that process. We will have an update on the data that has been furnished to us really quickly here in the next couple of weeks.

<Q>:  So 20,000 meters is about 5 miles of core?

<A>: Joe Piekenbrock 20 kilometers.

<Q>:  Okay. I will jump off the call so that other people can ask.

Operator:

Thank you. Our next question is from Edward Irvine of Wachovia Securities. Please go ahead.

<Q>:  Hi, guys. We are having a rough time it looks like picking up 20%. Do you feel like the longer we delay, I am trying to figure out in my mind, Barricks is going to keep on extending as long as they can pick up shares. Do you think that we ought to go ahead and start trying to get a joint venture partner right away? Is delay good for us or good for Barrick?

<A>: It is good to talk to you again, Ed. It is business as usual here and 81% of our shareholders solidly rejected Barricks $16.00 bid for the second time around here or the fifth time around here I am not sure. Barricks out there. You will have to ask Barricks what they plan to do - if they plan to go on, that is their business. We are going to run our business as we need to run our business and we

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

have indicated all along and as Don mentioned, projects like Galore Creek would naturally be developed with a joint venture partner and we have said all along that it was our intention and that is what we are going to pursue. I am not going to say that we are going to ignore the Barrick bid. We won’t ignore it but we are not going to run our business according to it. We have a business to run. We have shareholder value to add, and that is what we are going to do.

<Q>:  I guess my point is that if a joint venture partner comes in on Galore Creek and buys 40% for $200, $300 million, what is that going to do that’s gotta tell Barrick Galore Creek is worth more than their whole bid. Does that change the whole, can Barrick just sit there and say there is no change in, is it legal first from you all to do that to sell part of your thing when Barrick is trying to buy the whole Company.

<A>: We have a business to run and obviously we will do everything that is legal and our legal advisors will advise us on that. I just want to be clear on one point that you mentioned. There were roughly 20 million shares that were tendered but Barrick hasn’t taken any up. So they don’t own 20% of the Company. I want to make that perfectly clear to everyone.

<Q>:  Oh, they don’t? They don’t own it yet.

<A>: They don’t own anything.

<Q>:  Oh, Okay.

<A>: They have extended their bid. Their minimum requirement for take-up was 50.1%. They clearly didn’t achieve that. They fell woefully short of that so their response was to extend. Just to be clear, they do not own - to my knowledge they do not own any shares of NovaGold. They did not disclose that and I think they would have to. They specifically did not take up the 20.6 that were tendered this round.

<Q>:  Thank you.

<A>: Thanks, Ed.

Operator:

Thank you. At this time, we have no more time for questions. You may, however, contact NovaGold for any additional questions. I would now like to turn the meeting back over to Mr. Nieuwenhuyse.

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NOVAGOLD RESOURCES INC.	NG	Nov. 08, 2006

Rick Van Nieuwenhuyse, President and Chief Executive Officer

Thank you, Patrick. Again, just to wrap up, we would like to thank our shareholders for the participation in this call and for their support over the years. This team is going to continue to work hard to achieve the kind of shareholder returns that we have in the past and we think we’ve got the team and the market and we certainly have the will to do it. We appreciate your support. Thank you.

Operator:

Thank you. The conference has now ended. Please disconnect your lines at this time. Thank you for your participation. Have a great day.

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